Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

February 06, 2020

To:	To:
The Tel Aviv Stock Exchange Ltd.	Israel Securities Authority

Immediate Report: Letter from the Ministry of Communications to Pelephone re: 850 MHz Band Frequencies

Tel Aviv, Israel – February 6, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (“Bezeq”) reported today regarding discussions held between Bezeq’s subsidiary, Pelephone Communications Ltd. (“Pelephone”), and the Israeli Ministry of Communications (the “Ministry”). Pelephone has informed Bezeq that it has received a letter from the Ministry dated February 5, 2020, announcing the Ministry’s intention to implement an outline for the replacement of the 850 MHz frequencies used by Pelephone, which matter is described in Section 3.8.2.4 of the chapter describing Bezeq’s business in Bezeq’s annual report for 2018.

According to the Ministry’s position, this outline is required in light of electromagnetic interference caused to neighboring countries due to the failure to adjust the allocation of cellular frequencies in Israel to the frequency band according to European standards and the region in which the State of Israel is located. The highlights of the outline are as follows:

1. Pelephone will receive frequencies in the 800 MHz band in place of the 850 MHz frequencies.

2. In the first phase and for the treatment of the above interruptions, the amount of 850 MHz frequencies used by Pelephone will be reduced to 5 MHz (instead of the current 10 MHz) as of May 31, 2020.

Reducing the amount of 850 MHz frequencies as mentioned may cause damage to the service provided by Pelephone and, at this stage, Pelephone will not be able to estimate the extent of the damage. Pelephone is examining the issue and preparing to minimize the damage, if such will be caused.

Pelephone is requested to submit to the Ministry its views regarding a number of issues by February 20, 2020.

Pelephone’s assessments, as described above, are forward-looking information, within the meaning of that term under the Israeli Securities Law, 5728-1968. These assessments may not materialize, materialize partially or materialize in a manner significantly different from the foregoing assessments, depending, inter alia, on the actual application of the outline and on the condition of Pelephone’s network.

Sincerely,
Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.